EXHIBIT 18
May 9, 2000



Board of Directors
Kansas City Power & Light Company
1201 Walnut
Kansas City, Missouri  64106

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000.
Note 1. therein describes changes in accounting principles in pension accounting from recognizing limited pension gains and losses and determining expected return on plan assets on a basis other than fair market value to 1) recognizing gains and losses by amortizing over a five year period, the rolling five year average of unamortized gains and losses and 2) determining the expected return by multiplying the long-term rate of return times the fair value of plan assets. It should be understood that the preferability of one acceptable method of accounting over another for pensions has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that these changes in accounting principles are preferable. Based on our reading of management's stated reasons and justification for these changes in accounting principles in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the changes, we concur with management that such changes represent, in the Company's circumstances, the adoption of preferable accounting principles in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 1999. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting changes.

Very truly yours,


/s/PricewaterhouseCoopers LLP
  PricewaterhouseCoopers LLP